**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, DC 20549**

# FORM 8-K

**CURRENT REPORT**
**Pursuant to Section 13 or 15(d) of**
**The Securities Exchange Act of 1934**

(Date of Report (date of earliest event reported)): July 29, 2010

# National Bancshares Corporation

(Exact name of registrant specified in its charter)

| Ohio | 0-14773 | 34-1518564 |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

| 112 West Market Street, Orrville, Ohio | 44667 |
|---|---|
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code  (330) 682-1010

[Not Applicable]

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ]  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)

**Item 2.02 Results of Operations and Financial Condition**

PRESS RELEASE: On July 29, 2010, National Bancshares Corporation issued a press release containing financial information and accompanying discussion for the quarter ended June 30, 2010.  A copy of the press release is attached to the Current Report as Exhibit 99.1 and is incorporated into this report by reference.

The information in this Form 8-K and in Exhibit 99.1 attached hereto shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liability of that Section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.


**ITEM 9.01 Financial Statements and Exhibits**

**(c) Exhibits**

Exhibit 99.1 National Bancshares Corporation press release dated July 29, 2010 containing financial information and accompanying discussion for the quarter and year-to-date periods ended June 30, 2010.

## Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**National Bancshares Corporation**

Date:  July 29, 2010

/s/ David C. Vernon
David C. Vernon
President and Chief Executive Officer


/s/ James R. VanSickle
James R. VanSickle
Senior Vice President and
Chief Financial Officer

**PRESS RELEASE** Exhibit 99.1


Company: National Bancshares Corporation
OTC Bulletin Board - NBOH
Contact: David C. Vernon, President and CEO
Address: 112 West Market Street
Orrville, Ohio 44667
Phone: 330-682-1010
Fax: 330-682-4644


For Immediate Release: July 29, 2010

**National Bancshares Corporation Announces Second Quarter Earnings**

Orrville, Ohio -- National Bancshares Corporation, the holding company for First National Bank, reported net income of $158,000 for the quarter ended June 30, 2010, a decrease from $454,000 for the same period in 2009. The earnings decline was caused primarily by an increase in the provision for loan losses. Earnings per share were $0.07 and $0.21 for the quarter ended June 30, 2010 and 2009, respectively.

**Second Quarter 2010 Business Highlights:**

- The provision for loan losses increased to $615,000 from $228,000 in the same period in 2009.
- Net interest income for the quarter totaled $3,101,000, an increase of 2.8% compared to $3,013,000 for the same period in 2009.
- Interest income on loans for the three-month period ended June 30, 2010 increased $74,000 to $2,638,000, compared to the same period in 2009.
- Interest expense on deposits for the quarter was $557,000, a decrease of 35.3% compared to $861,000 for the same period in 2009.

**Year-to-date 2010 Highlights:**

- Net income for the first six months of 2010 was $451,000 or $0.20 per basic and diluted earnings per share compared to $1,027,000 or $0.47 per basic and diluted earnings per share for the same period in 2009. The decrease was due primarily to an increase in the provision for loan losses and an increase in noninterest expense, partially offset by an increase in net interest income.
- Net interest income for the first half of 2010 increased $204,000 to $6,213,000 from $6,009,000 in the first six months of 2009. The change was driven by an increase in average earning assets and growth in lower cost core deposits.

- Total deposits have increased $17.7 million, from $291.4 million as of December 31, 2009 to $309.1 million as of June 30, 2010.

Total assets increased 3.8% to $384.3 million as of June 30, 2010, from $370.2 million at December 31, 2009. Securities available for sale totaled $131.7 million as of June 30, 2010, compared to $130.2 million at December 31, 2009. Loans, net of allowance for loan losses decreased $3.0 million to $191.1 million as of June 30, 2010, compared to $194.1 million at December 31, 2009.

Deposits increased 6.1% to $309.1 million as of June 30, 2010, compared to $291.4 million at December 31, 2009. Shareholders' equity increased 2.8% to $40.0 million at June 30, 2010, from $38.9 million at the end of 2009. Accumulated other comprehensive income, which is the unrealized gain on securities classified as available for sale, net of tax, increased to $3.5 million as of June 30, 2010, compared to $2.5 million as of December 31, 2009.

The allowance for loan losses to total loans outstanding was 1.32% as of June 30, 2010, which is a decrease from 1.47% at December 31, 2009. The decrease in the allowance for loan losses was primarily related to a $1.1 million partial charge-off of a commercial credit and a $270,000 charge-off of a commercial real estate loan sold in the second quarter. These loans were graded substandard and considered impaired as of December 31, 2009. Management allocated $720,000 of the allowance for loan losses to these two loans as of December 31, 2009. The provision for loan losses for the six months ended June 30, 2010 was $1.1 million, compared to $351,000 for the same period in 2009. Net charge-offs were $1.5 million for the six months ended June 30, 2010, compared to $77 thousand for the same period in 2009.

Total nonperforming loans decreased from $5.2 million as of December 31, 2009 to $3.3 million at June 30, 2010. Non-performing loans consist of loans placed on non-accrual status and loans past due over 90 days and still accruing interest. Loans, past due greater than 30 days decreased from $1.7 million as of December 31, 2009 to $1.3 million as of June 30, 2010. Adversely classified loans, including loans graded special mention, doubtful and substandard, decreased from $14.6 million as of December 31, 2009 to $10.1 million as of June 30, 2010. The Bank's classification ratio was 28.0% and 39.5% as of June 30, 2010 and December 31, 2009. The classification ratio is calculated using total adversely classified assets (excluding special mention loans) divided by Tier 1 capital plus allowance for loan losses. Management believes the allowance for loan losses is adequate as of June 30, 2010.

*National Bancshares Corporation's subsidiary, First National Bank, is headquartered in Orrville, Ohio with fourteen full service offices located in Orrville, Massillon, Wooster, Apple Creek, Dalton, Fairlawn, Kidron, Lodi, Mt. Eaton, Seville and Smithville and a loan production office in Salem, OH.*

*Forward-Looking Statements -- This press release contains forward-looking statements as referenced in the Private Securities Litigation Reform Act of 1995. Forward-looking* *statements are subject to many risks and uncertainties. Actual results could differ materially from those indicated by the forward-looking statements. These include factors such as changes in the regulatory environment, changes in business conditions and inflation, risks associated with credit quality and other factors discussed in the Company's filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2009. The Company assumes no obligation to update any forward-looking statement.*

## Selected Consolidated Financial Data

| Balance Sheet Data: | Jun 30, | Mar 31, | Dec 31, | Sep 30, | Jun 30, |
|---|---|---|---|---|---|
| *(dollars in thousands)* | 2010 | 2010 | 2009 | 2009 | 2009 |
| Cash and cash equivalents | $25,975 | $28,832 | $8,124 | $15,732 | $19,819 |
| Securities available for sale | 131,734 | 123,539 | 130,241 | 135,222 | 131,329 |
| Loans, net | 191,078 | 191,483 | 194,071 | 183,464 | 178,036 |
| Deposits | 309,080 | 306,006 | 291,373 | 279,475 | 278,833 |
| Repurchase agreements | 6,980 | 6,893 | 6,105 | 6,782 | 6,799 |
| Federal Home Loan Bank advances | 25,000 | 25,000 | 27,000 | 27,000 | 24,000 |
| Shareholders' equity | 39,977 | 39,666 | 38,903 | 39,395 | 37,861 |
| Total assets | 384,340 | 381,325 | 370,228 | 356,773 | 351,226 |

| Income Statement Data: | Six months ended | | |
|---|---|---|---|
| *(dollars in thousands except per share data)* | Jun 30, | Jun 30, | |
| | 2010 | 2009 | Change |
| Interest income | $7,878 | $8,360 | (5.8) % |
| Interest expense | 1,665 | 2,351 | (29.2) % |
| Net interest income | 6,213 | 6,009 | 3.4 % |
| Provision for loan losses | 1,122 | 351 | 219.7 % |
| Net interest income after provision for loan losses | 5,091 | 5,658 | (10.0) % |
| Noninterest income | 1,237 | 1,398 | (11.5) % |
| Noninterest expense: | | | |
|   Salaries and employee benefits | 2,735 | 2,674 | 2.3 % |
|   Data processing | 497 | 446 | 11.4 % |
|   Net occupancy | 598 | 527 | 13.5 % |
|   Professional and consulting fees | 392 | 253 | (54.9) % |
|   FDIC assessment | 266 | 396 | (32.8) % |
|   Other | 1,443 | 1,384 | 4.3 % |
| Total noninterest expense | 5,931 | 5,680 | 4.4 % |
| Income before income taxes | 397 | 1,376 | (71.1) % |
| Income taxes | (54) | 349 | (115.5) % |
| Net income | $451 | $1,027 | (56.1) % |
| Earnings per share, basic and diluted | $0.20 | $0.47 | (57.4) % |
| Weighted average shares outstanding | 2,205,973 | 2,202,368 | |

| Income Statement Data: | Three months ended | | |
|---|---|---|---|
| *(dollars in thousands except per share data)* | Jun 30, | Jun 30, | |
| | 2010 | 2009 | Change |
| Interest income | $3,920 | $4,149 | (5.6) % |
| Interest expense | 819 | 1,136 | (27.9) % |
| Net interest income | 3,101 | 3,013 | 2.8 % |
| Provision for loan losses | 615 | 228 | 169.7 % |
| Net interest income after provision for loan losses | 2,486 | 2,785 | (10.8) % |
| Noninterest income | 612 | 756 | (18.7) % |
| Noninterest expense: | | | |
|   Salaries and employee benefits | 1,357 | 1,340 | 1.3 % |
|   Data processing | 256 | 230 | 11.3 % |
|   Net occupancy | 304 | 262 | 16.0 % |
|   Professional and consulting fees | 210 | 140 | 50.0 % |
|   FDIC assessment | 145 | 279 | (48.0) % |
|   Other | 730 | 694 | 5.2 % |
| Total noninterest expense | 3,002 | 2,945 | 1.9 % |
| Income before income taxes | 96 | 596 | (83.9) % |
| Income taxes | (62) | 142 | (143.7) % |
| Net income | $158 | $454 | (65.2) % |
| Earnings per share, basic and diluted | $0.07 | $0.21 | (66.7) % |
| Weighted average shares outstanding | 2,205,973 | 2,202,368 | |

**Quarterly Earnings Summary**
**Previous Eight Quarters:**

| (dollars in thousands except per share data) | Jun 2010 | Mar 2010 | Dec 2009 | Sep 2009 |
|---|---|---|---|---|
| Interest income | $3,920 | $3,958 | $4,082 | $4,026 |
| Interest expense | 819 | 846 | 932 | 954 |
| Net interest income | 3,101 | 3,112 | 3,150 | 3,072 |
| Provision for loan losses | 615 | 507 | 902 | 576 |
| Net interest income after provision for loan losses | 2,486 | 2,605 | 2,248 | 2,496 |
| Noninterest income | 612 | 625 | 976 | 595 |
| Noninterest expense | 3,002 | 2,929 | 2,878 | 2,806 |
| Income before income taxes | 96 | 301 | 346 | 285 |
| Income taxes | (62) | 8 | 31 | 18 |
| Net income | $158 | $293 | $315 | $267 |
| Earnings per share | | | | |
| Basic and Diluted | $0.07 | $0.13 | $0.14 | $0.12 |
| Cash dividends per share | $0.08 | $0.08 | $0.08 | $0.08 |
| Weighted average shares outstanding | 2,205,973 | 2,205,973 | 2,202,721 | 2,202,368 |

| | Jun 2009 | Mar 2009 | Dec 2008 | Sep 2008 |
|---|---|---|---|---|
| Interest income | $4,149 | $4,208 | $4,311 | $4,294 |
| Interest expense | 1,136 | 1,215 | 1,375 | 1,451 |
| Net interest income | 3,013 | 2,993 | 2,936 | 2,843 |
| Provision for loan losses | 228 | 123 | 98 | 126 |
| Net interest income after provision for loan losses | 2,785 | 2,870 | 2,838 | 2,717 |
| Noninterest income | 756 | 645 | 609 | 615 |
| Noninterest expense | 2,945 | 2,735 | 2,606 | 2,554 |
| Income before income taxes | 596 | 780 | 841 | 778 |
| Income taxes | 142 | 207 | 226 | 204 |
| Net income | $454 | $573 | $615 | $574 |
| Earnings per share | | | | |
| Basic and Diluted | $0.21 | $0.26 | $0.28 | $0.26 |
| Cash dividends per share | $0.08 | $0.08 | $0.16 | $0.16 |
| Weighted average shares outstanding | 2,202,368 | 2,202,368 | 2,202,368 | 2,202,368 |